CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in the Annual Report on Form 40-F for the year ended December 31, 2013 of Silver Standard Resources Inc. (“Silver Standard”), filed with the United States Securities and Exchange Commission, of our report dated February 20, 2014 on the consolidated financial statements of Silver Standard, comprising the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2013 and 2012; and on the effectiveness of the internal control over financial reporting of Silver Standard as of December 31, 2013.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-185498) of Silver Standard of our report dated February 20, 2014 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
March 14, 2014